SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 2, 2006
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X     Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release
ANGLOGOLD ASHANTI, NUM, SOLIDARITY, UASA and IZINGWE
HOLDINGS ANNOUNCE EMPLOYEE SHARE OWNERSHIP PLAN AND
BLACK ECONOMIC EMPOWERMENT TRANSACTION AND
CAUTIONARY ANNOUNCEMENT

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
AGA18.06
2 October 2006
ANGLOGOLD ASHANTI, NUM, SOLIDARITY, UASA and IZINGWE HOLDINGS ANNOUNCE
EMPLOYEE SHARE OWNERSHIP PLAN AND BLACK ECONOMIC EMPOWERMENT
TRANSACTION AND CAUTIONARY ANNOUNCEMENT
AngloGold Ashanti Limited (AngloGold Ashanti or the company), the National Union of Mineworkers
(NUM), Solidarity, UASA – The Union (UASA) and Izingwe Holdings (Proprietary) Limited (Izingwe
Holdings) are pleased to announce the imminent finalisation of an empowerment transaction with two related components. This transaction is still subject to, among other things, approval by AngloGold
Ashanti shareholders.
With regard to the first component, the three unions and the company have agreed the architecture of an employee share ownership plan (ESOP), to be known as the Bokamoso ESOP – “harvesting for the future”. All employees at AngloGold Ashanti’s South African operations, including the corporate office, who are not participants in any current share incentive scheme, will qualify as beneficiaries of the
Bokamoso ESOP. This will involve just over 30,000 employees. It is envisaged that approximately
91.5% of eligible employees will be historically disadvantaged South Africans in terms of the Mining
Charter.
In terms of the Bokamoso ESOP, a trust will be established to acquire and administer the shares to be issued to the trust on behalf of the eligible employees (Bokamoso Trust). The company will issue approximately 3,840,000 shares to the Bokamoso Trust, representing approximately 1.4% of
AngloGold Ashanti’s issued share capital.
The shares issued to the Bokamoso Trust will be a combination of ordinary shares (free shares) and a new class of shares (loan shares). The shares will be allocated to eligible employees such that each eligible employee will be allocated 30 free shares and 90 loan shares at a 10% discount to market value at the commencement of the scheme. Both classes of shares will effectively have full voting and dividend rights.
The shares issued to the Bokamoso Trust will vest annually in five equal tranches in each eligible employee, with the first tranche vesting on the third anniversary of the Bokamoso ESOP’s launch, and the last on the seventh anniversary (vesting dates).
On each vesting date, eligible employees will receive the full benefit of the free shares that will have vested. As regards the loan shares, the benefit due to eligible employees will be calculated on the basis of the difference between the exercise price and the share price on the relevant vesting date, taking into account an escalation factor accruing at 7% per annum, and reduced by any applicable dividend flow described below.

The Bokamoso Trust will be managed by a nine-person board of trustees whose functions will include managing the Bokamoso ESOP in the interests of eligible employees and exercising the rights attaching to the shares issued to the trust on behalf of the eligible employees.
Further details of the Bokamoso ESOP are set out in the accompanying “Note to Editors”.
The unions and company have been engaged in consultation on this matter for the past several months. As is noted in the collective agreement to be signed today, it has been a process characterised by consensus-seeking between the unions and management. The parties were committed from the outset to delivering the best share ownership solution for AngloGold Ashanti employees, the company and its shareholders.
The joint responsibility for the design and implementation of the scheme between AngloGold Ashanti and the unions ensures that the Bokamoso ESOP addresses a number of potentially conflicting interests by promoting broad share ownership and long-term financial planning as well as the opportunity for shorter term cash returns and also by ensuring that trustees will have full voting rights on the shares in the ESOP.
With regard to the second component, in a transaction designed to further enhance AngloGold
Ashanti’s empowerment profile, it has been agreed that Izingwe Holdings will acquire an equity interest in the company. This transaction will be structured in a similar manner to the loan shares issued in terms of the Bokamoso ESOP. Izingwe Holdings is a BEE investment company chaired by
Sipho Pityana.
Izingwe Holdings will acquire approximately 1,400,000 AngloGold Ashanti loan shares at par value, which represents approximately 0.5% of the company’s issued share capital. These shares will have full voting and dividend rights.
It is proposed that Izingwe Holdings Chairman, Sipho Pityana, will be invited to join the board of directors of AngloGold Ashanti.
Again, further details of this transaction are set out in the “Note to Editors”.
The free share element to the Bokamoso ESOP was introduced by agreement between the company and the unions to give greater assurance of value to employees. In terms of this agreement, approximately half the originally envisaged loan shares were converted into free shares on the basis of roughly the same cost to company. The original scheme therefore envisaged approximately
5,760,000 loan shares which, combined with Izingwe’s 1,400,000 shares, is equivalent to 2.6% of the company’s equity. Basing the calculation on units of production, and with South African production at
43% of the company’s total ounces in 2005, the 2.6% is the equivalent of just over 6% of the production attributable to the company’s South African operations. .
A key feature of this transaction is the intended conclusion of a co-operation agreement between
Izingwe Holdings and the Bokamoso Trust following a series of consultations between Izingwe
Holdings and the three unions. This can only be finalised after the establishment of the Bokamoso
ESOP Trust. However, it is envisaged that the agreement could include commitments on shareholder co-operation, with Izingwe Holdings acting as a channel of communication between the Bokamoso
Trust and the company’s governance structures on transformation and other operational issues. By agreement, Izingwe Holdings may provide any other services to the Bakamoso Trust.
For AngloGold Ashanti, these empowerment transactions follow those concluded earlier between the company and ARMgold involving various of the company’s Vaal River and Free State assets.
Bobby Godsell, AngloGold Ashanti’s CEO said, “I am delighted to be giving effect to the undertakings we made at the time we gained our mineral rights conversion, and to be doing this in a way that aligns future rewards to our employees with the share performance of our company. The combination of loan shares and free shares in this ESOP will ensure future returns to our South African workforce, leaving benefits not dependent solely on the dollar gold price or the rand exchange rate.”

NUM general Secretary Frans Baleni said: “The NUM believes that there are better ways of turning workers into assets than the old traditional view of looking at them as a cost factor .Thus we lay praise to the breakthrough between organised labour and Anglo-Gold Ashanti on the conclusion of the ESOP which should see 6% of South African assets committed to the development of this initiative. In line with the mining charter expectations, our members laud the development of the Employee Share
Ownership Programme (ESOP). We also wish to acknowledge the stakeholder involvement and participatory approach that underpinned the process coupled with frank openness to an extent that parties crafted the Trust Deeds word by word.
Izingwe chairman Sipho Pityana said “We share the enthusiasm of AngloGold Ashanti and the unions for the structure of the deal and the constructive approach taken by all parties in the process to its conclusion. We believe this transaction will create meaningful economic value for everyone. We are also proud to be associated with AngloGold Ashanti. For us, this transaction cements a new strategic partnership with a company that has been and will always be one of the most important companies in
South Africa.”
Solidarity's general secretary, Flip Buys, said that the transaction created a blueprint for similar transactions in future at other companies. "AngloGold Ashanti has taken the lead by investing in its own future and that of its workers. The future will show that this was the right thing to do. Solidarity welcomes the job security that will result from the deal," Buys said.
It is hoped that this transaction will be implemented before the end of the year, though there remain various regulatory and legal matters to be finalised, including the approval of the transaction by the company’s shareholders. A circular setting out the details of the transaction will be posted to shareholders in due course.
Ends.
Transactional Sponsor : Rand Merchant Bank (a division of First Rand Bank Limited)
Queries
South Africa
Tel:
Mobile:
E-mail:
Alan Fine +27 (0) 11 637 6383 +27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Cheryl Landman +27 (0) 11 6376317 +27 (0) 82 774 5097 cjlandman@AngloGoldAshanti.com
Elbie Lamprecht                   +27 (0) 11 784 3886               +27 (0) 82 370 7837
elbie@izingwe.com
Jeff Magida                         +27 (0) 11 377 2065               +27 (0) 72 665 5618              jmagida@num.org.za
Reint Dykema                                                                +27 (0) 82 898 0997              reint@solidariteit.co.za
Disclaimer
Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the
Form 20-F for the year ended 31 December 2005, dated 17 March 2006 and which was filed with the Securities and Exchange Commission (SEC) on
20 March 2006. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.

Note to Editors
1.    The Bokamoso ESOP
1.1. The Bokamoso ESOP will apply to all employees at AngloGold Ashanti’s South African operations, including the corporate office, who are not participants in any current share incentive scheme. About 91.5% of participants will be historically disadvantaged South
Africans, as defined in the Mining Charter.
1.2. The Bokamoso ESOP will involve two kinds of shares.
1.2.1. E ordinary shares (Loan shares)
1.2.1.1.
Approximately 2,880,000 AngloGold Ashanti E ordinary shares will be issued to the Bokamoso ESOP Trust for the benefit of eligible employees. Each eligible employee (who currently number just over 30,000) will be allocated 90
E ordinary shares. Excess E ordinary shares will be allocated to new, eligible employees in the four years following the launch of the scheme. These employees will receive a fewer number of shares than the employees who joined the ESOP at its inception.
1.2.1.2.
The E ordinary shares are referred to as loan shares as the economics of the transaction mimic the economics of a loan advanced by the company to the
Bokamoso Trust, on which a 7% per annum escalation factor (similar to interest on a loan) will apply. These shares will be acquired at a 10% discount to market value.
1.2.1.3.           The loan shares will have the same voting rights as the voting rights on
AngloGold Ashanti ordinary shares and will effectively receive 50% of the dividends that accrue on AngloGold Ashanti ordinary shares.
1.2.1.4.
A fair and reasonable opinion regarding, inter alia, the issue of the loan shares will be included in the circular to be posted to shareholders in due course.
1.3.         AngloGold Ashanti ordinary shares (free shares)
1.3.1.1.
Approximately 960,000 AngloGold Ashanti ordinary shares will be acquired at par value by the Bokamoso Trust on behalf of eligible employees. Each eligible employee will be allocated 30 AngloGold Ashanti ordinary shares, described here as “free shares”. Again, excess free shares will be allocated to future, eligible employees.
1.4.   The scheme is designed to provide both individual economic benefits to employees and collective ownership rights exercised through the Bokamoso Trust.
1.4.1. Individual economic benefits
1.4.1.1.           Transacting the shares
·    Shares issued to the Bokamoso Trust will vest in five equal tranches with the first tranche vesting on the third anniversary of the Bokamoso ESOP’s launch and the last on the seventh anniversary (vesting dates).
·     Eligible employees will receive the full value of the free shares that will have vested at each vesting date.

·    As regards the loan shares, the benefit due to eligible employees on each vesting date will be calculated on the basis of the difference between the share price on the issue date (taking account of the 10% discount) (exercise price) and the share price on the vesting date, taking into account the escalation factor accruing at 7% per annum and offset by 50% of the dividend flow.
·    If the share price on the vesting date is below the share price on the issue date, eligible employees will not benefit nor will they incur any loss. In this circumstance, however, the Bokamoso ESOP rules provide for a six-month extension of the vesting date in anticipation that share price increases during that period may provide a benefit for eligible employees.
·    On each vesting date, eligible employees will receive the benefits due to them in AngloGold Ashanti shares. They will be able to elect to convert these into cash or to transfer them to their retirement funds. In addition, the
Bokamoso ESOP Trust will be tasked with investigating other possible investment options for eligible employees.
1.4.1.2.                 Dividends
·    Employees will receive all the dividends paid on the free shares allocated to them.
·    Employees will receive all the dividends paid on the loan shares (that is,
50% of the dividends that accrue on AngloGold Ashanti ordinary shares)
allocated to them.
1.4.2.      Bokamoso ESOP administration and discretionary expenses
The company will administer the Bokamoso ESOP on behalf of the Bokamoso Trust at no cost to the Bokamoso Trust. Other expenses, such as independent trustees’ fees and discretionary education and training activities will be split so that the company bears two-thirds of the cost, and the Bokamoso Trust one-third.
1.4.3.     Collective ownership benefits
1.4.3.1. Both the free shares and the loan shares will have full voting rights.
1.4.3.2.
The Bokamoso Trust will be managed by a nine-person board of trustees whose functions will include managing the Bokamoso ESOP in the interests of eligible employees and exercising the voting rights attaching to the shares issued to the
Bokamoso Trust on behalf of eligible employees.
1.4.3.3. The board of trustees will be appointed as follows:
·
two trustees appointed by the NUM;
·
one trustee appointed by UASA;
·
one trustee appointed by Solidarity; and
·
one trustee appointed by AngloGold Ashanti;
·
four independent trustees nominated by consensus by the company and the trade unions.
2.    The Izingwe Holdings transaction
2.1.  This transaction will be structured in a manner similar to the loan share structure in the
Bokamoso ESOP.
2.2.   Izingwe Holdings will subscribe for and AngloGold Ashanti will issue approximately 1,400,000 loan shares, representing approximately 0.5% of the company’s issued share capital.

2.3.  The loan shares will have the rights, privileges and obligations described above, including dividend rights. The loan shares will have the same voting rights as the voting rights on
AngloGold Ashanti ordinary shares and will effectively receive 50% of the dividends that accrue on AngloGold Ashanti ordinary shares.
2.4.  Izingwe Holdings will have unconditional access to its shares in five equal tranches, vesting from the third anniversary of the implementation of the transaction, to the seventh anniversary.
On vesting, the effective price at which Izingwe Holdings will acquire the shares will be calculated on the basis of the share price on the issue date (taking account of the 10%
discount) (exercise price) and the share price on the vesting date, taking into account the escalation factor accruing at 8% per annum and any applicable dividend flow .
2.5. In respect of each of the five tranches, Izingwe Holdings will have a six month extension of the vesting date within which period it may transact the shares as it sees fit.
3.    A circular to shareholders convening a shareholders’ general meeting and setting out, inter alia, the detailed structure of the transaction will be posted to shareholders in due course.
4.    The financial effects of the transaction are currently being finalised and will be announced on
SENS and in the press in due course. Accordingly, shareholders are advised to exercise caution when dealing in AngloGold Ashanti securities until the financial effects have been disclosed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: October 2, 2006
By: /s/ C R Bull
Name: C R Bull
Title:    Company Secretary